UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-43999 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020

MM/DD/YY       MM/DD/YY

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## A. REGISTRANT IDENTIFICATION

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NAME OF BROKER-DEALER: **Gulfstar Group I, LTD.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**700 Louisiana Street, STE 3800**

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

(No. and Street)

| Houston | TX | 77002 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Lasher      713-300-2002

(Area Code – Telephone Number)

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## B. ACCOUNTANT IDENTIFICATION

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INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Harper & Pearson Company, P.C.**

(Name – *if individual, state last, first, middle name*)

| One Riverway, STE 1900 | Houston | TX | 77056 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

 Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

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*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

# OATH OR AFFIRMATION

I, Stephen Lasher _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gulfstar Group I, LTD. _____, as of December 31 _____, 20 20 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President and Chief Compliance Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**GULFSTAR GROUP I, LTD.**

**FINANCIAL STATEMENTS**

**DECEMBER 31, 2020**

C O N T E N T S

One Riverway Drive, Ste. 1900
Houston, Texas 77056
Office 713.622.2310
Fax 713.622.5613

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of
GulfStar Group I, Ltd.

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GulfStar Group I, Ltd. as of December 31, 2020, the related statements of income, changes in partners' capital, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of GulfStar Group I, Ltd. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of GulfStar Group I, Ltd.'s management. Our responsibility is to express an opinion on GulfStar Group I, Ltd.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to GulfStar Group I, Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission and the Information Relating to Possession or Control of Securities Under Rule 15c3-3 of the Securities Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of GulfStar Group I, Ltd.'s financial statements. The supplemental information is the responsibility of GulfStar Group I, Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Harper & Pearson Company, P.C.*

HARPER & PEARSON COMPANY, P.C.

We have served as GulfStar Group I, Ltd.'s auditor since 2004.
Houston, Texas
February 25, 2021

2

## ASSETS

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 1,407,899 |
| Accounts receivable, affiliate | | 602,488 |
| Notes receivable, affiliate | | 502,800 |
| TOTAL ASSETS | $ | 2,513,187 |

## LIABILITIES AND PARTNERS' CAPITAL

| | | |
|---|---|---:|
| Accounts payable | $ | 192,381 |
| Accrued margin tax | | 10,122 |
| TOTAL LIABILITIES | | 202,503 |
| Partners' capital | | 2,310,684 |
| TOTAL LIABILITIES AND PARTNERS' CAPITAL | $ | 2,513,187 |

See accompanying notes.

Revenues

| | |
|---|---|
| Management fee income, affiliate | $ 1,020,000 |
| Retainer fees | 50,000 |
| Commissions and retainer fees | 3,588,407 |
| | |
| Total Revenues | 4,658,407 |

Expenses

| | |
|---|---|
| Management fees | 1,380,000 |
| Managing directors fees | 1,170,805 |
| Referral fees | 319,276 |
| Payroll taxes | 38,206 |
| Professional fees | 72,740 |
| Licenses and registrations | 18,757 |
| Margin tax | 10,122 |
| Other | 1,734 |
| | |
| Total Expenses | 3,011,640 |
| | |
| Net Income | $ 1,646,767 |

See accompanying notes.

| | General Partner | Limited Partners | Total |
|---|---|---|---|
| Balance, December 31, 2019 | $ 84,389 | $ 1,379,528 | $ 1,463,917 |
| Distributions | (80) | (799,920) | (800,000) |
| Net Income | 165 | 1,646,602 | 1,646,767 |
| Balance, December 31, 2020 | $ 84,474 | $ 2,226,210 | $ 2,310,684 |

See accompanying notes.

| | |
|---|---:|
| CASH FLOW FROM OPERATING ACTIVITIES | |
| Net Income | $ 1,646,767 |
| Adjustments to reconcile Net Income | |
| to net cash provided by Operating Activities: | |
| Increase in Accounts Receivable, affiliate | (601,600) |
| Increase in Accounts Payable | 169,307 |
| Decrease in Accrued Margin Tax | (50,350) |
| Net cash provided by Operating Activities | 1,164,124 |
| CASH FLOW FROM FINANCING ACTIVITIES | |
| Distributions to Partners | (800,000) |
| Net cash used in Financing Activities | (800,000) |
| Net cash increase for period | 364,124 |
| Cash at beginning of period | 1,043,775 |
| Cash at end of period | $ 1,407,899 |

See accompanying notes.

NOTE A       BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GulfStar Group I, Ltd. (a Texas limited partnership) (the Partnership) maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP). Accounting principles followed by the Partnership and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Description of Business - The Partnership is located in Houston, Texas and is a private investment banking firm. Accordingly, the Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. The Partnership is registered as a Broker-Dealer with the Securities and Exchange Commission, and is a member of the Financial Industry Regulation Authority (FINRA).

Statement Presentation - The unclassified statement of financial condition is presented in accordance with industry standards.

Estimates - The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Partnership considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Income Taxes - The Partnership's income, losses, and tax credits will be included in the income tax returns of the Partners. Accordingly, the Partnership does not record a provision for Federal income taxes. The Partnership accrues Texas Margin taxes if owed. For the year ended December 31, 2020, the partnership accrued Margin tax expense of $10,122.

The Partnership believes that all tax positions will more likely than not be sustained upon examination. As of December 31, 2020, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2017 forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as tax expense in the statement of income.

Revenue Recognition - Revenue from contracts with customers includes fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Partnership's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

7

NOTE A   BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment banking fees are recorded in accordance with the terms of the respective contract when the service is complete, and the revenue is reasonably determinable. Investment banking fees from securities related transactions are recognized when transactions close and receivables are recorded at that time.

Subsequent Events - The Partnership has evaluated subsequent events through February 23, 2021, the date the financial statements were available to be issued. The Company distributed a total of $1,400,000 to partners in January 2021. No subsequent events other than the item noted in Note F occurred, which required adjustment or disclosure to the financial statements at December 31, 2020.

COVID-19 Pandemic - The COVID-19 pandemic that occurred during the year ended December 31, 2020 has created economic uncertainties which could negatively impact the operations of the Company. However, the related financial impact and duration cannot be reasonably estimated at this time.

NOTE B   ORGANIZATION

The Partnership's general partner is GulfStar Group GP, LLC, owning a 0.01% interest. Through December 31, 2007, GulfStar Investment of Nevada Inc. (Nevada) and IBC Subsidiary Corporation (IBC) owned 29.997% and 69.993% in limited partnership interests, respectively. Effective January 1, 2008, the limited partnership interest was reallocated between Nevada and IBC to 49.995% and 49.995%, each. The Partnership can remain in existence until December 31, 2050.

All Partnership profits, losses, and distributions are to be allocated to the partners in proportion to their respective percentage interests.

NOTE C   RELATED PARTY TRANSACTIONS

The Partnership utilizes the services of GulfStar II, Ltd. (GulfStar II) (a company affiliated by ownership) for the day-to-day operation and management of the Partnership's business, including financial services management, information systems, bookkeeping, recordkeeping, clerical services, furnishing office space, equipment, and supplies; assisting in compliance with all reporting and administrative obligations of the Partnership; assisting in preparation and updating of a business plan, preparation of budgets, providing marketing and sales support, obtaining research, analysis, and informational services; and arranging for monitoring of legal, accounting, and other professional services. As compensation for these services the Partnership paid GulfStar II management fees of $115,000 per month for the year of 2020. The management fees are payable monthly in advance or at such other times as the parties may mutually agree. At December 31, 2020 there were no amounts payable to or prepaid with GulfStar II related to management fees. Total fees paid by the Partnership pursuant to the agreement were $1,380,000 for the year ended December 31, 2020.

NOTE C          RELATED PARTY TRANSACTIONS (continued)

At December 31, 2020 the Partnership had no prepaid management fees. In addition to management fees pursuant to the agreement, the Partnership also pays fees to managing directors based on a tiered percentage of the Partnership's success fee earned from closing a financing transaction. Managing Directors fees totaled $1,170,805 for the year ended December 31, 2020. Effective January 2, 2009, GulfStar II agreed to pay the Partnership a management fee for professional services on a monthly basis. Total management fees received by the Partnership were $1,020,000 for the year ended December 31, 2020.

In the ordinary course of business the Partnership will receive retainer fees earned by GulfStar II for consulting services provided in the issuance of debt and/or equity.  These fees are immediately considered payable to GulfStar II and are not recorded in the accompanying income statement.  At December 31, 2020 the amount payable to GulfStar II related to retainer fees was $0.

NOTE D          NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, and comply with a ratio of aggregate indebtedness to net capital as defined under such provisions. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis.

At December 31, 2020 the Partnership had net capital of $1,056,024 and a net capital requirement of $13,500. The Partnership's ratio of aggregate indebtedness to net capital was .19 to 1 at December 31, 2020. The Securities and Exchange Commission permits a ratio of aggregate indebtedness to net capital for the Partnership at this time of no greater than 15 to 1.

NOTE E          CONCENTRATIONS AND CREDIT RISK

The Partnership has cash deposits in correspondent financial institutions in excess of the amount insured by the FDIC in the amount of $1,023,527 at December 31, 2020. It is the Partnership's practice to utilize high net worth financial institutions to minimize credit risk. Additionally, the Partnership has credit risk related to the note receivable from GulfStar II.  The Partnership's management does not believe significant credit risk exists in relation to this receivable and that no reserves are required.

NOTE F          NOTES RECEIVABLE, AFFILIATE

The Partnership created intercompany receivables for cash advances with its affiliate GulfStar II on February 26, 2009 and October 1, 2011 in the amounts of $270,000 and $107,100, respectively.  These interest free notes were renewed and will mature on February 23, 2021 and October 1, 2021, respectively. On February 27, 2012, the Partnership created an additional intercompany note receivable with its affiliate GulfStar II in the amount of $125,700. This interest free note was renewed for a two-year term during 2020 and will mature on February 27, 2021.

NET CAPITAL

| | | |
|---|---|---:|
| Total partners' capital qualified for net capital | $ | 2,310,684 |
| | | |
| Nonallowable assets: | | |
| Cash and cash equivalents | | (134,372) |
| Accounts receivable, affiliate | | (602,488) |
| Notes receivable, affiliate | | (502,800) |
| Total nonallowable assets | | (1,239,660) |
| Excess Fidelity Bond Deductible | | (15,000) |
| | | (1,254,660) |
| | | |
| Net capital | $ | 1,056,024 |

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

| | | |
|---|---|---:|
| Minimum net capital required (6.66% of total aggregate indebtedness) | $ | 13,500 |
| | | |
| Minimum dollar net capital requirement | $ | 5,000 |
| | | |
| Net capital requirement (greater of above two minimum requirement amounts) | $ | 13,500 |
| | | |
| Excess net capital | $ | 1,042,524 |
| | | |
| Ratio: Aggregate indebtedness to net capital | | .19 to 1 |

No material differences existed between the audited computation of net capital pursuant to Rule 15c3-1 as of December 31, 2020 and the corresponding unaudited filing of part IIA of the FOCUS Report/form X 17A-5 filed by GulfStar Group I, Ltd.

See report of independent public accounting firm.

GULFSTAR GROUP I, LTD

Information Relating to the Possession or Control
Requirements under Rule 15c3-3

December 31, 2020

Exemption Provision

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3.  The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential  merger and acquisition opportunities for clients, and the Company, (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

See report of independent public accounting firm.

**HARPER | PEARSON**

One Riverway Drive, Ste. 1900
Houston, Texas 77056
Office 713.622.2310
Fax 713.622.5613

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of
GulfStar Group I, Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) GulfStar Group I, Ltd. did not identify exemptive provisions to 17 C.F.R. §15c3-3 under which GulfStar Group I, Ltd. claimed an exemption during the year ended December 31, 2020 (2) GulfStar Group I, Ltd. stated that GulfStar Group I, Ltd. met the requirements that they (A) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (B) did not carry accounts of or for customers; and (C) did not carry PAB accounts throughout the most recent fiscal year without exception. GulfStar Group I, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GulfStar Group I, Ltd.'s compliance with the exemption statements. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects.

*Harper Pearson Company, P.C.*

HARPER & PEARSON COMPANY, P.C.

Houston, Texas
February 25, 2021

harperpearson.com

# Gulfstar Group I, LTD.
### 700 Lousiana Street, Suite 3800 / Houston, Texas 77002
### 713-300-2010

## Exemption Report

**Gulfstar Group I, LTD.** (the "Partnership") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and the Company, (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

**Gulfstar Group I, LTD.**

I, Stephen Lasher, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Stephen Lasher, President and Chief Compliance Officer

January 20, 2021